UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of August 2025

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

RATING ACTION COMMENTARY

Fitch Afirma Rating ‘AAA(bra)’ do Assaí; Perspectiva Revisada Para Estável

Brazil Tue 26 Aug, 2025 - 17:12 ET

Fitch Ratings - São Paulo - 26 Aug 2025: A Fitch Ratings afirmou, hoje, os Ratings Nacionais de Longo Prazo ‘AAA(bra)’ da Sendas Distribuidora S.A. (Assaí), de suas segunda, quarta, oitava, nona, décima, décima primeira, décima segunda e décima terceira emissões de debêntures quirografárias, bem como da primeira emissão de notas comerciais. A Perspectiva do rating corporativo foi revisada para Estável, de Negativa.

A revisão da Perspectiva para Estável reflete a expectativa de contínua redução da alavancagem financeira do Assaí, com dívida líquida ajustada/EBITDAR convergindo para patamares próximos a 3,0 vezes ao final de 2026, a partir de Fluxos de Caixa Livre (FCFs) positivos e redução da dívida, mesmo diante de elevado consumo com juros. A melhora da flexibilidade financeira, após os diversos refinanciamentos de dívida ocorridos no último ano, e a expectativa de que a companhia manterá disciplina na execução dos investimentos e adequada rentabilidade também foram incorporadas à análise.

O rating do Assaí reflete seu forte posicionamento no varejo de autosserviço, suas elevadas escala e capilaridade, a adequada rentabilidade e a boa flexibilidade financeira.

PRINCIPAIS FUNDAMENTOS DO RATING

Trajetória de Desalavancagem: A Fitch projeta trajetória de contínua redução da alavancagem financeira do Assaí, apoiada na redução da dívida e no fortalecimento da rentabilidade, com expectativa de dívida líquida ajustada/EBITDAR de 3,5 vezes em 2025 e de 3,1 vezes em 2026, frente ao índice de 4,0 vezes registrado em 2024. A disciplina da companhia na revisão dos investimentos e na manutenção de adequada rentabilidade minimiza as pressões advindas de um ambiente de consumo mais brando e de maior concorrência no setor. As altas taxas de juros, por outro lado, permanecerão limitando a redução mais acentuada deste indicador.

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Dinâmica Setorial Desafiadora: O consumo no varejo alimentar deve permanecer pressionado a médio prazo, devido às restrições no orçamento da população diante das altas taxas de juros, à elevada inflação de alimentos – que atingiu 7,4% nos últimos 12 meses –, além do substancial endividamento familiar. O direcionamento de parte da renda para outras categorias, como vestuário e apostas online, também restringe o desempenho do setor. Os baixos índices de desemprego, por sua vez, atenuam essas pressões, mas, isoladamente, não são suficientes para impulsionar de forma significativa a demanda por alimentos, sobretudo os de maior valor agregado e com tíquetes médios mais altos.

FCF Positivo: O cenário-base do rating considera EBITDAR de BRL6,0 bilhões em 2025 e de BRL6,5 bilhões em 2026, com margens em torno de 7,7%, com base na abertura de dez lojas por ano e vendas pelo conceito mesmas lojas (Same Store Sales – SSS) de 4,1%, em média. O Fluxo de Caixa das Operações (CFO) esperado é de BRL2,2 bilhões em 2025 e de BRL3,0 bilhões em 2026, ainda impactado por desembolsos elevados com os juros da dívida. A disciplina do Assaí em revisar seus investimentos diante de um cenário de maior alavancagem, altas taxas de juros e baixo ritmo de consumo alimentar é positiva e foi incorporada à análise. A Fitch projeta investimentos de BRL1,2 bilhão em 2025, que devem diminuir para BRL710 milhões em 2026, resultando em FCF de BRL900 milhões em 2025 e de BRL2,0 bilhões em 2026.

Forte Perfil de Negócios: O Assaí se destaca como a segunda maior empresa de varejo brasileiro em termos de receitas. Seu posicionamento de negócios se apoia em elevadas escala e capilaridade em âmbito nacional, na maior previsibilidade de demanda do setor de autosserviço frente a outros formatos do varejo alimentar, bem como na força de sua marca. A companhia tem histórico de robusto crescimento, mantendo rentabilidade adequada, e suas lojas apresentam produtividade superior à dos pares do setor. O Assaí opera mais de 300 lojas em todas as regiões do Brasil.

SENSIBILIDADE DOS RATINGS

Fatores Que Podem, Individual ou Coletivamente, Levar a Uma Ação de Rating Negativa/Rebaixamento:

-- Alavancagem líquida ajustada acima de 3,0 vezes, em bases recorrentes;

-- Enfraquecimento do perfil de liquidez;

-- FCFs consistentemente negativos.

Fatores Que Podem, Individual ou Coletivamente, Levar a Uma Ação de Rating Positiva/Elevação:

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-- Não se aplicam, uma vez que o rating já se encontra no patamar mais alto da escala nacional da Fitch.

PRINCIPAIS PREMISSAS

As Principais Premissas da Fitch no Cenário de Rating do Assaí Incluem:

-- Crescimento de vendas “SSS” de 4,2% em 2025 e de 4,1% em 2026;

-- Abertura de dez lojas em 2025 e em 2026;

-- Investimentos anuais de BRL1,2 bilhão em 2025 e de BRL710 milhões em 2026;

-- Pagamentos de dividendos equivalentes a 25% do lucro líquido a partir de 2025.

ANÁLISE DE PARES

O Rating Nacional de Longo Prazo do Assaí está dois graus acima do da Companhia Brasileira de Distribuição S.A. (CBD, AA(bra)/Perspectiva Negativa), devido às suas maiores escala e diversificação geográfica no Brasil e à expectativa de estrutura de capital mais forte a médio prazo, considerando um índice de alavancagem líquida ajustada de 3,5 vezes em 2025 para o Assaí, frente ao de 4,1 vezes para a CBD. Esta enfrenta maiores desafios operacionais para rentabilizar seus negócios e vem executando ajustes em suas operações, os quais ainda devem levar tempo para se materializar nos resultados. Os fluxos de caixa da CBD também têm se mostrado mais voláteis, e a empresa possui vencimentos de dívida relevantes em 2026, que precisarão ser refinanciados.

Em relação ao Mateus Supermercados S.A. (Mateus, Rating Nacional de Longo Prazo AAA(bra)/Perspectiva Estável), o Assaí possui maiores escala e geração de caixa, além de significativa diversificação geográfica, com atuação em 24 estados e no Distrito Federal, frente aos nove estados em que seu par atua. Em 2025, o Assaí deve registrar receita líquida e EBITDAR, respectivamente, de BRL78 bilhões e BRL6,0 bilhões, frente a BRL41 bilhões e BRL3,1 bilhões, respectivamente, do Mateus, considerando seis meses de combinação de negócios com o Novo Atacarejo. Por outro lado, o Mateus apresenta menor alavancagem financeira e baixa necessidade de refinanciamento. Ambas as companhias contam com adequado perfil de liquidez e acesso aos mercados de dívida.

Resumo dos Ajustes das Demonstrações Financeiras

-- A Fitch utilizou passivos de arrendamento no balanço patrimonial para calcular a dívida ajustada;

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-- Antecipações de recebíveis foram tratadas como dívida, com os ajustes correspondentes no fluxo de caixa;

-- O saldo líquido da posição de derivativos foi adicionado à dívida;

-- Obrigações com aquisições foram tratadas como dívida;

-- Efeitos não recorrentes foram retirados do resultado operacional.

LIQUIDEZ E ESTRUTURA DA DÍVIDA

O Assaí tem forte perfil de liquidez e amplo acesso aos mercados bancários e de capitais brasileiros. A companhia fortaleceu sua flexibilidade financeira por meio de refinanciamentos de dívida de cerca de BRL9,4 bilhões desde o início de 2024, o que resultou em um cronograma de vencimentos mais escalonado e alinhado à expectativa de geração de caixa e desalavancagem. A Fitch incorporou à análise a manutenção de robustas reservas em caixa, bem como os contínuos esforços da empresa para o alongamento de suas dívidas, sobretudo a partir de 2028, quando vencem BRL6,2 bilhões. Em junho, o caixa e as aplicações financeiras de BRL4,5 bilhões cobriam as dívidas até meados de 2027.

A flexibilidade financeira do Assaí se apoia em BRL900 milhões em recebíveis de cartões de terceiros livres de garantia, FCFs positivos a partir de 2025 e cerca de trinta lojas em imóveis próprios. Em junho de 2025, a dívida ajustada da empresa era de BRL28 bilhões, incluindo BRL9,8 bilhões em obrigações de aluguéis e BRL2,1 bilhões em antecipações de recebíveis, de acordo com a metodologia da Fitch.

PERFIL DO EMISSOR

O Assaí é a maior empresa independente do segmento de autosserviço e a segunda maior do varejo brasileiro, em termos de receitas, com operações em 302 lojas em março de 2025. A empresa é uma true corporation.

INFORMAÇÕES REGULATÓRIAS:

A presente publicação é um relatório de classificação de risco de crédito, para fins de atendimento ao artigo o 16 da Resolução CVM nº 9/20.

As informações utilizadas nesta análise são provenientes da Sendas Distribuidora S.A.

A Fitch adota todas as medidas necessárias para que as informações utilizadas na classificação de risco de crédito sejam suficientes e provenientes de fontes confiáveis, incluindo, quando apropriado, fontes de terceiros. No entanto, a Fitch não realiza serviços de auditoria e não pode realizar, em todos os casos, verificação ou confirmação independente das informações recebidas.

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Histórico dos Ratings:

Data na qual a classificação em escala nacional foi emitida pela primeira vez: 13 de maio de 2021.

Data na qual a classificação em escala nacional foi atualizada pela última vez: 2 de setembro de 2024.

A classificação de risco foi comunicada à entidade avaliada ou a partes a ela relacionadas, e o rating atribuído não foi alterado em virtude desta comunicação.

Os ratings atribuídos pela Fitch são revisados, pelo menos, anualmente.

A Fitch publica a lista de conflitos de interesse reais e potenciais no Anexo X do Formulário de Referência, disponível em www.fitchratings.com/brasil

Para informações sobre possíveis alterações na classificação de risco de crédito veja o item: Sensibilidade dos Ratings.

Informações adicionais estão disponíveis em 'www.fitchratings.com' e em 'www.fitchratings.com/site/brasil'.

A Fitch Ratings Brasil Ltda., ou partes a ela relacionadas, pode ter fornecido outros serviços à entidade classificada no período de 12 meses que antecede esta ação de rating de crédito. A lista de outros serviços prestados às entidades classificadas está disponível em https://www.fitchratings.com/pt/region/brazil/exigencias- regulatorias/outros-servicos. A prestação deste serviço não configura, em nossa opinião, conflito de interesses em face da classificação de risco de crédito.

A Fitch Ratings foi paga para determinar cada rating de crédito listado neste relatório de classificação de risco de crédito pelo devedor ou emissor classificado, por uma parte relacionada que não seja o devedor ou o emissor classificado, pelo patrocinador (“sponsor”), subscritor (“underwriter”), ou o depositante do instrumento, título ou valor mobiliário que está sendo avaliado.

Metodologia Aplicada e Pesquisa Relacionada:

-- Metodologia de Ratings Corporativos (27 de junho de 2025);

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-- Metodologia de Ratings em Escala Nacional (22 de dezembro de 2020).

VIEW ADDITIONAL RATING DETAILS

FITCH RATINGS ANALYSTS

Renato Donatti Senior Director Analista primário

+55 11 4504 2215

renato.donatti@fitchratings.com Fitch Ratings Brasil Ltda.

Alameda Santos, nº 700 – 7º andar Edifício Trianon Corporate - Cerqueira César São Paulo, SP SP Cep 01.418-100

Pedro Gonzalez Associate Director Analista secundário

+55 21 4503 2634

pedro.gonzalez@fitchratings.com

Maria Pia Medrano Contreras

Senior Director Presidente do Comitê

+52 55 5955 1615

mariapia.medrano@fitchratings.com

MEDIA CONTACTS

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Maggie Guimaraes

São Paulo

+55 11 4504 2207

maggie.guimaraes@thefitchgroup.com

Informações adicionais estão disponíveis em www.fitchratings.com

PARTICIPATION STATUS

The rated entity (and/or its agents) or, in the case of structured finance, one or more of the transaction parties participated in the rating process except that the following issuer(s), if any, did not participate in the rating process, or provide additional information, beyond the issuer’s available public disclosure.

APPLICABLE CRITERIA

National Scale Rating Criteria (pub. 22 Dec 2020)

Metodologia de Ratings em Escala Nacional (pub. 22 Dec 2020)

Corporate Rating Criteria (pub. 27 Jun 2025) (including rating assumption sensitivity) Metodologia de Ratings Corporativos (pub. 27 Jun 2025)

APPLICABLE MODELS

Numbers in parentheses accompanying applicable model(s) contain hyperlinks to criteria providing description of model(s).

Corporate Monitoring & Forecasting Model (COMFORT Model), v8.2.0 (1)

ADDITIONAL DISCLOSURES

Solicitation Status Endorsement Policy

ENDORSEMENT STATUS

Sendas Distribuidora S/A -

DISCLAIMER & COPYRIGHT

Todos os ratings de crédito da Fitch estão sujeitos a algumas limitações e termos de isenção de responsabilidade. Por favor, veja no link a seguir essas limitações e termos de isenção de responsabilidade: http://fitchratings.com/understandingcreditratings. Além disso, as definições de cada escala e categoria de rating, incluindo definições referentes a

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inadimplência, podem ser acessadas em https://www.fitchratings.com/pt/region/brazil, em definições de ratings, na seção de exigências regulatórias. Os ratings públicos, critérios e metodologias publicados estão permanentemente disponíveis neste website. O código de conduta da Fitch e as políticas de confidencialidade, conflitos de interesse; segurança de informação (firewall) de afiliadas, compliance e outras políticas e procedimentos relevantes também estão disponíveis neste website, na seção "código de conduta". Os interesses relevantes de diretores e acionistas estão disponíveis em https://www.fitchratings.com/site/regulatory. A Fitch pode ter fornecido outro serviço autorizado ou complementar à entidade classificada ou a partes relacionadas. Detalhes sobre serviço autorizado, para o qual o analista principal está baseado em uma empresa da Fitch Ratings (ou uma afiliada a esta) registrada na ESMA ou na FCA, ou serviços complementares podem ser encontrados na página do sumário do emissor, no website da Fitch.

Ao atribuir e manter ratings e ao produzir outros relatórios (incluindo informações sobre projeções), a Fitch conta com informações factuais recebidas de emissores e underwriters e de outras fontes que a agência considera confiáveis. A Fitch realiza uma apuração adequada das informações factuais de que dispõe, de acordo com suas metodologias de rating, e obtém uma verificação adequada destas informações de fontes independentes, à medida que estas fontes estejam disponíveis com determinado grau de segurança, ou em determinada jurisdição. A forma como é conduzida a investigação factual da Fitch e o escopo da verificação de terceiros que a agência obtém poderão variar, dependendo da natureza do título analisado e do seu emissor, das exigências e práticas na jurisdição em que o título analisado é oferecido e vendido e/ou em que o emissor esteja localizado, da disponibilidade e da natureza da informação pública envolvida, do acesso à administração do emissor e seus consultores, da disponibilidade de verificações preexistentes de terceiros, como relatórios de auditoria, cartas de procedimentos acordadas, avaliações, relatórios atuariais, relatórios de engenharia, pareceres legais e outros relatórios fornecidos por terceiros, disponibilidade de fontes independentes e competentes de verificação, com respeito ao título em particular, ou na jurisdição do emissor, em especial, e a diversos outros fatores. Os usuários dos ratings e relatórios da Fitch devem estar cientes de que nem uma investigação factual aprofundada, nem qualquer verificação de terceiros poderá assegurar que todas as informações de que a Fitch dispõe com respeito a um rating ou relatório serão precisas e completas. Em última instância, o emissor e seus consultores são responsáveis pela precisão das informações fornecidas à Fitch e ao mercado ao disponibilizar documentos e outros relatórios. Ao emitir ratings e relatórios, a Fitch é obrigada a confiar no trabalho de especialistas, incluindo auditores independentes, com respeito às demonstrações financeiras, e advogados, com referência a assuntos legais e tributários. Além disso, os ratings e as projeções financeiras e outras informações são naturalmente prospectivos e incorporam hipóteses e premissas sobre eventos futuros

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que, por sua natureza, não podem ser confirmados como fatos. Como resultado, apesar de qualquer verificação sobre fatos atuais, os ratings e as projeções podem ser afetados por condições ou eventos futuros não previstos na ocasião em que um rating foi emitido ou afirmado. A Fitch Ratings realiza ajustes frequentes e amplamente aceitos nos dados financeiros reportados, de acordo com as metodologias relevantes e/ou padrões do setor, de modo a prover consistência em termos de métricas financeiras para entidades do mesmo setor ou classe de ativos.

A faixa completa de melhores e piores cenários de ratings de crédito para todas as categorias de rating varia de 'AAA' a 'D'. A Fitch também fornece informações sobre os melhores cenários de elevação de rating e os piores cenários de rebaixamento de rating (definidos como o 99º percentil de transições de rating, medidos em cada direção) para ratings de crédito internacionais, com base no desempenho histórico. Uma média simples entre classes de ativos apresenta elevações de quatro graduações no melhor cenário de elevação e de oito graduações no pior cenário de rebaixamento no 99º percentil. Os melhores e piores cenários de rating específicos do setor estão listados detalhadamente em https://www.fitchratings.com/site/re/10238496

As informações neste relatório são fornecidas "tais como se apresentam", sem que ofereçam qualquer tipo de garantia, e a Fitch não garante ou atesta que um relatório ou seu conteúdo atenderá qualquer requisito de quem o recebe. Um rating da Fitch constitui opinião sobre o perfil de crédito de um título. Esta opinião e os relatórios se apoiam em critérios e metodologias existentes, que são constantemente avaliados e atualizados pela Fitch. Os ratings e relatórios são, portanto, resultado de um trabalho de equipe na Fitch, e nenhum indivíduo, ou grupo de indivíduos, é responsável isoladamente por um rating ou relatório. O rating não cobre o risco de perdas em função de outros riscos que não sejam o de crédito, a menos que tal risco esteja especificamente mencionado. A Fitch não participa da oferta ou da venda de qualquer título. Todos os relatórios da Fitch são de autoria compartilhada. Os profissionais identificados em um relatório da Fitch participaram de sua elaboração, mas não são isoladamente responsáveis pelas opiniões expressas no texto. Os nomes são divulgados apenas para fins de contato. Um relatório que contenha um rating atribuído pela Fitch não constitui um prospecto, nem substitui as informações reunidas, verificadas e apresentadas aos investidores pelo emissor e seus agentes com respeito à venda dos títulos. Os ratings podem ser alterados ou retirados a qualquer tempo, por qualquer razão, a critério exclusivo da Fitch. A agência não oferece aconselhamento de investimentos de qualquer espécie. Os ratings não constituem recomendação de compra, venda ou retenção de qualquer título. Os ratings não comentam a correção dos preços de mercado, a adequação de qualquer título a determinado investidor ou a natureza de isenção de impostos ou taxação sobre pagamentos efetuados com respeito a qualquer título. A Fitch recebe pagamentos de emissores, seguradores, garantidores, outros coobrigados e

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underwriters para avaliar o rating dos títulos. Estes preços geralmente variam entre USD1.000 e USD750.000 (ou o equivalente em moeda local aplicável) por emissão. Em certos casos, a Fitch analisará todas ou determinado número de emissões efetuadas por um emissor em particular ou seguradas ou garantidas por determinada seguradora ou garantidor, mediante um único pagamento anual. Tais valores podem variar de USD10.000 a USD1.500.000 (ou o equivalente em moeda local aplicável). A atribuição, publicação ou disseminação de um rating pela Fitch não implicará consentimento da Fitch para a utilização de seu nome como especialista, com respeito a qualquer declaração de registro submetida mediante a legislação referente a títulos em vigor nos Estados Unidos da América, a Lei de Serviços Financeiros e Mercados, de 2000, da Grã- Bretanha ou a legislação referente a títulos de qualquer outra jurisdição, em particular. Devido à relativa eficiência da publicação e da distribuição por meios eletrônicos, o relatório da Fitch poderá ser disponibilizado para estes assinantes até três dias antes do acesso para os assinantes dos impressos.

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A Fitch Ratings, Inc. está registrada na Securities and Exchange Comission dos EUA como uma “Nationally Recognized Statistical Rating Organization” (NRSRO – Organização de Rating Estatístico Reconhecida Nacionalmente). Algumas subsidiárias de ratings de crédito de NRSROs são listadas no Item 3 do NRSRO Form e, portanto, podem atribuir ratings de crédito em nome da NRSRO (consulte https://www.fitchratings.com/site/regulatory), mas outras subsidiárias de ratings de crédito não estão listadas no NRSRO Form (as “não-NRSROs”). Logo, ratings de crédito destas subsidiárias não são atribuídos em nome da NRSRO. Porém, funcionários da não- NRSRO podem participar da atribuição de ratings de crédito da NRSRO ou atribuídos em nome dela.

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SOLICITATION STATUS

The ratings above were solicited and assigned or maintained at the request of the rated entity/issuer or a related third party. Any exceptions follow below.

Fitch's solicitation status policy can be found at www.fitchratings.com/ethics.

ENDORSEMENT POLICY

Os ratings de crédito internacionais da Fitch produzidos fora da União Europeia (UE)ou do Reino Unido, conforme o caso, são endossados para uso por entidades reguladas na UE ou no Reino Unido, respectivamente, para fins regulatórios, de acordo com os termos do Regulamento das Agências de Rating de Crédito da UE ou do Reino Unido (Alterações etc.) (saída da UE), de 2019 (EU CRA Regulation or the UK Credit Rating Agencies (Amendment etc.) (EU Exit) Regulations 2019), conforme o caso. A abordagem da Fitch para endosso na UE e no Reino Unido pode ser encontrada na página de Regulatory Affairs (Assuntos Regulatórios) da Fitch, no site da agência. O status de endosso dos ratings de crédito internacionais é fornecido na página de sumário da entidade, para cada entidade classificada, e nas páginas de detalhes das transações, para transações de finanças estruturadas, no site da Fitch. Estas divulgações são atualizadas diariamente.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 28, 2025

Sendas Distribuidora S.A.

By: /s/ Vitor Fagá de Almeida

Name: Vitor Fagá de Almeida

Title: Vice President of Finance and Investor Relations

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.